CARDERO RESOURCE CORP.

(An Exploration Stage Company)

Form 51-102F1

Management’s Discussion and Analysis

For the period ended January 31, 2006

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for the quarter ended January 31, 2006 to the corresponding quarter in the previous year.  This MD&A should be read in conjunction with the Company’s unaudited financial statements for the quarter ended January 31, 2006.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of March 10, 2006.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company can be located on the SEDAR website at www.sedar.com.

BACKGROUND

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties and cash.  The Company funds its operations through the sale of its shares or of interests in its mineral properties.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1)

The chance of finding an economic ore body is extremely small and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2)

The junior resource market, where the Company raises funds, is extremely volatile.  Even though the Company has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3)

The establishment of undisputed title to mineral properties is often a time consuming and expensive process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4)

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Mexican and Argentinean pesos and Peruvian nuevo sols.

5)

The Company’s properties are located in Mexico, Argentina and Peru and will be affected by the political stability and laws of those countries.

6)

There is no guarantee that the Company can obtain the necessary governmental permits and licenses when required.

7)

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of mineral deposits.

EXPLORATION ACTIVITIES

Mexico

Baja IOCG Project, Mexico

Under terms of the pre-existing agreement the Company has increased its retained interest in the Project to 49% by incurring aggregate expenditures of US$1,400,000 since assuming operatorship on July 13th 2005.  Cardero’s exploration partners, Anglo American, have elected to fund additional exploration in the district.

In order to earn its 51% interest Anglo American must spend an additional US$1.58 million by July 27, 2007.  Cardero will continue to be intimately involved in the ongoing exploration efforts in the district.

Initial exploration by Cardero on behalf of Anglo American successfully intersected significant hypogene copper mineralization associated with intense IOCG alteration at the San Fernando and Picale targets (see press release dated January 5, 2005 for details).  Highlights of the initial drill test include:

San Fernando:

            05-SF-01 – 18m @ 0.54% Cu
            05-SF-05 – 31m @ 0.96% Cu
            05-SF-09 – 45m @ 0.71% Cu

Picale:

            05-PC-03 – 6.5m @ 4% Cu & 0.4 g/t Au
            (within which 4.2m returned 5.5% Cu and 0.56 g/t Au)

The results are interpreted to indicate that this newly discovered district displays all of the key criteria necessary to form a large copper bearing IOCG deposit: All boreholes drilled to date (over 38 km strike) intersected copper mineralization (varying from trace to potentially economic concentrations); mineralization remains open at both San Fernando and Picale.

Most recently the Company has conducted 3D-Induced Polarization (IP) surveys on the San Fernando, Picale and San Jose targets in addition to approximately 700 meters of additional diamond drilling in six boreholes on the Picale IOCG target.

San Fernando

The 3D IP survey highlights an area of anomalous chargeability coinciding with the recently intersected mineralization and extending to the West, the East and predominantly to the South – South-West towards the El Gato prospect, a distance of approximately one kilometre.  Geologically, this area contains moderate to intense, pervasive, potassic alteration, numerous magnetic veins and veinlets and a large associated copper soil geochemical anomaly.

Picale

The Picale 3D – IP survey successfully maps the shallow dipping, magnetite (± copper) manto mineralization.  The anomaly dips to the North and West and covers an area of one kilometre square; it remains open.  Cardero recently completed an additional six diamond drillholes subjacent to borehole 05-PC-03 the results of which will be released in a timely manner.

San Jose

The San Jose prospect is comprised of potassically altered intrusive cross-cut and brecciated by predominantly specular hematite breccias containing abundant copper-oxide.  The 3D IP survey highlighted an area of anomalous chargeability spatially associated with the outcropping IOCG brecciation and extending westward at depth.  Field checking of the approximately one kilometre square anomaly indicates that it is associated with specular hematite veins, stockwork, and incipient brecciation in addition to boxworks after sulphides.

Although Cardero is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Franco Property, Mexico

Drill testing, scheduled for late September 2005, has been delayed due to unforeseen access problems with the local landholders.  The Company continues to liaise with the relevant Federal and local State authorities to resolve this issue as soon as possible.

Argentina

Huachi Project, Argentina

The company recently acquired the Huachi copper - gold property in San Juan Province in northwestern Argentina. The 432 hectare property, consists of 72 pertenencias in 30 claim blocks, and is located in the Precordillera Range of Argentina.  The property has good access and exploration can be carried out on a year-round basis.

Previous exploration work at the Huachi property appears to have been very limited, and there are no records or evidence of any extensive modern exploration. The Company has recently completed the first-ever detailed geological mapping of the property.

The mapping indicates that copper-gold mineralization is part of a large and well developed porphyry style hydrothermal system.  The outcropping porphyry style copper mineralization is closely related to potassic alteration and is developed in two main zones.  The Main Copper Zone is mineralized over an area of 350 by 250 meters and is surrounded by an elongated pyrite halo that could potentially overly additional porphyry mineralization.  Structurally controlled zones of advanced argillic alteration related to artisanal historic gold workings are peripheral to the porphyry system and indicate exploration potential for high-sulphidation, epithermal gold targets.  The property has never been drill tested.

Cardero is presently upgrading the property access, to be followed additional mapping, geochemical sampling and ultimately drill testing.

Cerro Juncal Project, Argentina

Recent mapping at Cerro Juncal has demonstrated that a porphyry-style hydrothermal system underlies the area.  Hydrothermal alteration, coextensive with epizonal intrusions, has been mapped over an area of  approximately 2.5 by 3 kilometres, and consists of widespread limonite, hydrothermal breccias and scattered quartz stockworks in additional to widespread clay alteration.

Abundant jarosite in many areas indicates an original high abundance of pyrite capable of generating a strongly acidic supergene leaching environment.  Hematite of ‘live limonite’ nature was locally recorded, and may represent oxidation of earlier formed supergene chalcocite.  Supergene copper minerals, however, have been seen in only a few places.

The hypabyssal nature of the felsic intrusions, prominence of hydrothermal breccia bodies and evidence of abundant hypogene pyrite suggests that the Cerro Juncal porphyry system is exposed at a high level of erosion, and is therefore substantially preserved.  The presence of significant ‘live limonite’, and evidence of strongly acidic supergene leaching conditions, also suggests exploration potential for a chalcocite enrichment blanket at depth.  The apparent rarity of visible surface copper is very likely the result of extensive and thorough supergene leaching.

Future work will consist of additional mapping and drill testing in the third or forth quarter of 2006.

Cerro Atajo Project, Argentina

Following detailed mapping it was concluded that the main exploration target was a porphyry copper- gold (-molybdenum) deposit, underlying and genetically related to the exposed high-sulphidation epithermal copper-gold mineralisation.  It was postulated that such a deposit would occur at a depth accessible to mining only if extreme telescoping had occurred during the evolution of the Cerro Atajo magmatic-hydrothermal system.

Five diamond drill holes were completed in 2005 for a total of 1,419m.  In summary the five drill holes intersected several narrow high sulphidation style veins with copper sulphides (mainly enargite) associated with advanced argillic alteration (with abundant alunite).  Supergene redistribution of copper, most likely hosted by such veins, has formed narrow chalcocite precipitation zones locally within the top several tens of metres in all five holes.

No evidence of overprinted porphyry style mineralisation was seen in any of the drill holes.  The drill hole geochemical results are only weakly anomalous and do not warrant additional expenditures.  Therefore it is concluded that further exploration for a concealed porphyry deposit is not justified in the absence of any encouragement for such a target at reasonable depth (at less than 500m or so below valley elevation).

The exploration potential remaining at Cerro Atajo is for bulk mineable epithermal high sulphidation mineralization.  A final interpretation of all sample data from the various earlier exploration programs is in progress to assess the potential for this style of mineralisation on the property.

Certain terms pursuant to the Cerro Atajo Agreement relating to property payments and share issuances were renegotiated for six months to June 12, 2006.

Olaroz and Chingolo Projects, Argentina

No further exploration work is proposed for this project.

Organullo Property, Argentina

Compilation of previous exploration data indicates that the property has been inadequately tested and a Joint Venture partner is presently being sought.

Mina Angela Property, Argentina

A Joint Venture partner is presently being sought to progress exploration.

Peru

Marcona Iron Oxide Copper-Gold (IOCG) District, Peru (Carbonera, Daniella and Pampa de Pongo properties)

In order to concentrate on its Fe Sands project (details below) the Company optioned the hard rock potential of its Marcona IOCG District, that is, the Carbonera, Daniella and Fe Sands properties to Peregrine Diamonds Peru S.A.C.

The option agreement governs all hard rock potential other than the rights to the unconsolidated and semi-consolidated sands and all minerals therein in the respective areas.  Under terms of the agreement Peregrine may earn a 70% interest by incurring aggregate expenditures of US$3,000,000 by November 18, 2009.

Pampa de Pongo

The Company is presently designing a suitable strategy to advance the project.  No additional work is scheduled in the near-future.

Iron Sands, Peru

The Company acquired through staking a 32,000-hectare (320 km²) iron (magnetite) sand property near the city of Nazca in the desert coastal region of southern Peru.  Geographically the property forms part of, and is adjacent to the Company’s properties in the Marcona IOCG district (Carbonera, Daniella).

A series of selectively collected magnetite-rich sand was provided to Midrex – Kobe Steel for initial metallurgical testing.  In summary the Midrex process successfully produced a high quality low sulfur, low phosphorous and low titanium liquid iron and generated a desulfurizing titanium-rich fluid slag at melting temperatures of 1288°C.  Midrex has characterized these initial test results as “very encouraging”, concluding that a “liquid metal button containing ~ 94% iron, ~ 5% carbon and <0.05% sulphur can be produced with excellent separation of metal to slag.”

A total of 172 surface sand samples were collected from 135 sites in the Pampa El Toro area on a coarsely spaced, 1000 by 500 metre, staggered reconnaissance-scale sampling grid at pre-arranged coordinates to ensure that sample site selection biases were eliminated.

The results from the initial surface magnetite sampling of Pampa El Toro have tentatively defined an aggregate area of approximately 15 square kilometres (km2) containing 5 percent by weight (wt. %) or greater magnetic mineral concentration. Quality control evaluation of the duplicate sample results indicates that there is a high degree of homogeneity in the results.

In detail, the magnetite bearing areas may be subdivided into two areas; referred to as the Toro West and Toro South-East respectively.

The Toro West portion encompasses an area of up to roughly 11 km2 within which there is a higher grade area of up to some 7 km2 containing an average of 7.5 wt. % magnetic minerals on surface. Within this higher grade zone, individual sample results range from 6.2 to 9.9 wt. % magnetic minerals. The total width of this higher grade zone is presently undefined, and an infill sampling program, presently in progress, is designed to define the extent of this area.  On the basis of the preliminary sampling to date, the Toro South-East area encompasses approximately 4 km2, but remains partially open to the south-east.

Concurrently, and in tandem with the surface sample processing, a 13 borehole percussion drilling program was completed in December 2005, the aim of which was to gain information regarding potential depth of the sand accumulations.  Accordingly, the drilling was carried out on a widely spaced, nominal 2 kilometre grid. Of the 13 boreholes collared, 12 intersected in excess of 100 metres of sand. All boreholes were sampled at 5 metre intervals. Each interval contained approximately 200-250 kilograms of sand, which was riffle split down to a single 25- 30 kilogram composite sample for magnetic separation. A total of 286 composite borehole samples, together with an additional 29 splitter duplicate samples, were prepared in this fashion.

Initial magnetic separation of the upper 30 meters of each borehole has now been completed and work is proceeding onsite to magnetically separate the outstanding (deeper) intervals. The mean of the average magnetic mineral content, in the upper 30 meters, of those six boreholes with the greatest results is 5.7 wt. % magnetic minerals. Broadly equivalent results were obtained in the corresponding surface samples. Simply put, the results indicate that surface sample sites showing elevated magnetite concentrations also contain elevated magnetite concentrations to at least 30 metres depth.

Four boreholes were collared within or adjacent to the Toro West area (note that, as of yet, no boreholes have tested the internal approximately 7 km2 area containing the highest surface magnetite grades) and three within or adjacent to Toro South East. The results of the interval sampling of the top 30 metres of all boreholes, together with the equivalent surface sample results, are tabulated below:

Area	Surface Sample (wt.% magnetite)	Borehole – Ave. 30m composite result (wt.% magnetite)
Toro West*
PET-01	5.2wt.%	4.0wt %
PET-02 (1km E of area)	4.1wt. %	5.8 wt%
PET-05	4.3wt. %	4.8 wt%
PET-08	5.8wt.%	7.2 wt%
Toro South East
PET-07	6.3wt.%	4.8 wt%
PET-09 (collared 1km W of area in same low grade corridor as PET-06 above)	3.1wt.%	3.8wt%
PET-10	8.8wt%	5.2 wt%
Pampa El Toro (non specific)
PET-03	4.9wt.%	5.7wt%
PET-4A (Active Dune)	4.2wt.%	2.8wt.%
PET-06 (collared in low grade corridor 1km SE of area)	1.8wt.%	3.8 wt%
PET-11	4.4wt.%	4.2wt.%
PET-12	5.8wt.%	5.5wt.%
PET-13A	2.7wt.%	5.0wt.%

*Note: No boreholes tested the c. 7km2 higher grade surface zone.

These preliminary results are interpreted to indicate that magnetite homogeneity, as evidenced by the surface samples, generally continues to at least 30 meters depth.

Analysis of total iron, titanium, vanadium and other constituents in the Pampa El Toro magnetic concentrates is currently underway at Acme Analytical Laboratories, Vancouver and the results are anticipated to be received in the near future.

A detailed, 250 by 250 metre, surface infill sand sampling program is currently underway at both Toro West and Toro South East. The results of this program will enable Cardero to construct a more detailed picture of the surface distribution of magnetite in these areas.

Katanga, Peru

Following additional field work non-core claims were returned to the vendor.  Consequently a rapid, low cost, 14 - 18 line km walking magnetic survey was designed to screen the various outcropping magnetic bodies zones for undercover extensions. It is anticipated that 3D modelling of the resultant dataset will enable more accurate assessment of the depth potential of the systems pending further work.

OVERALL PERFORMANCE

The Company does not have any new material information to report since the annual management discussion and analysis was released.  Updates on exploration activities are discussed under “Highlights” and updates on funding are discussed under “Liquidity and Capital Resources”.

Results of Operations

	Three month ended January 31
	2006	2005
Net loss	$ 951,779	$ 1,489,617
Interest income	93,787	60,669
General and administrative costs	655,256	947,516
Stock-based compensation	386,556	551,000
Write-down of resource properties	-	5,600

Three months ended January 31, 2006 compared to three months ended January 31, 2005

In the quarter ended January 31, 2006 the Company had a net loss of $951,779 or $0.02 per share as compared to a net loss of $1,489,617 or $0.04 per share for the quarter ended January 31, 2005.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.

The Company’s interest income increased from $60,669 in the 2005 quarter to $93,787 in 2006. This was because the Company had similar cash balances in 2005, but attracted a slightly higher interest rate than in 2005. Surplus cash is invested in banker’s acceptance and term deposits that yield approximately 2.4% per annum.

The Company’s general and administrative costs were substantially lower in the 2006 quarter primarily as a result of lower investor relations expense compared to 2005. The 2005 figure of $549,471 included a one-time US$200,000 promotion expenditure that was not repeated in 2006. The Company continues to maintain its philosophy of keeping a high profile for the investing public and to disseminate information regarding the Company as widely as possible. The Company has a full time, in-house investor relations manager as well as several investor relations contracts with outside consultants. The Company has benefited substantially from these activities in the past and it continues to benefit through the exercise of warrants. Consulting fees of $102,014 in the 2006 quarter result from the Company’s Latin American mineral property activities (see note 7 to the unaudited financial statements) and Board advisory services that commenced after the 2005 comparative quarter. Professional fees were also lower due to the timing of costs relating to the lawsuit commenced against the Company and others in May 2004 (see “Material Proceedings”).  The increasing acquisition and exploration activity by the Company has required an increase in staff, and the Company now has four full time employees, which accounts for the increase in salary and benefit costs.

Stock based compensation is a non cash item that attempts to put a dollar value on the benefit being given on the vesting of stock options.  The number is determined by the “fair value method”, which is based on statistical models, taking into account the volatility of the stock, the risk free interest rate and the weighted average life of the options.  Where the market is highly volatile and not perfectly liquid, the results may not be very meaningful.  In the quarter 225,000 options vested, resulting in a stock based compensation charge of $386,556 (2005 – 375,000 options, $551,000 expense).

The Company writes off its resource property costs at such time as it either abandons the property or determines that there has been a permanent impairment in its value.  There were no write-offs in the quarter ended January 31, 2006. Write offs for the comparable period in 2005 were $5,600.

Summary of Quarterly Results

The table below sets out the quarterly results, expressed in Canadian dollars, unless otherwise indicated, for the past eight quarters:

Fiscal 2006

First Quarter
Total revenue	93,787
Net income (loss)	(951,779)
Net income (loss) per share	(0.02)

Fiscal 2005

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	60,669	128,207	95,604	91,809
Net income (loss)	(1,489,617)	(1,986,307)	(1,607,002)	(1,379,964)
Net income (loss) per share	(0.04)	(0.05)	(0.04)	(0.03)

Fiscal 2004

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	51,284	61,144	76,241	96,189
Net income (loss)	(1,125,061)	(642,308)	(2,120,197)	(5,435,436)
Net income (loss) per share	(0.04)	(0.02)	(0.06)	(0.14)

Notes:

1)

The total revenue consists of interest income.

2)

There were no discontinued operations or extraordinary items in the periods under review.

3)

The basic and diluted income (loss) per share numbers were the same in each of the periods under review.

Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options (see “Results of Operations”).

LIQUIDITY AND CAPITAL RESOURCES

In the quarter the Company raised $2,348,950 from the exercise of stock options.

At January 31, 2006 the Company had 42.7 million shares outstanding, 2.9 million stock options outstanding with a weighted average exercise price of $2.83 and 2.6 million warrants outstanding with a weighted average exercise price of $3.50.  At January 31, 2006 the Company had $14.6 million in cash and cash equivalents and working capital of $15.2 million.

In the quarter the Company spent $2.0 million on property acquisitions and exploration and $0.9 million on administration.  This level of expenditure can be expected to increase as the Company grows.

The Company has sufficient funds to take it through the next year.  However, if the Company substantially increases its expenditure levels on property acquisitions or exploration activities, additional funding may be required within that time frame.  There can be no certainty that any such additional funding as may be required can be obtained, although the Company has historically been able to raise any required capital in the equity markets.

OFF BALANCE-SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended January 31, 2006, the Company paid legal fees of $33,001 to a law firm in which a director of the Company is a partner.  The Company paid financial consulting fees of $7,500 to the Company’s Chief Financial Officer.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

None during the quarter under review.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company’s cash and cash and term deposit equivalents of $14.6 million consists of cash on hand of $1.6 million and banker’s acceptance and term deposits of $13 million.  The bankers’ acceptance and term deposits yield approximately 2.4% per annum.

Receivables and payables of $766,256 and $526,135 respectively are normal course business items that are usually settled within thirty days.

The Company has assessed the risk associated with these resources as nominal as the funds are placed with Canadian chartered banks.

MATERIAL PROCEEDINGS

On May 20, 2004 Western Telluric Resources Inc. (“Western Telluric”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the “Plaintiffs”) commenced an action (the “Action”) in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).

No material changes have occurred with respect to the Action during the period covered by this MD&A.  However, the Company’s application to have the Plaintiffs post security for costs in the amount of $115,000 was granted by the Court on March 10, 2005.  Accordingly, until such time as the Plaintiffs post acceptable security in this regard, the Action is stayed as against the Company.  The Company anticipates that the Plaintiffs will post the required security.

The Company is not currently in a position to quantify the potential exposure to the Company arising from the Action or the potential recovery that may be had pursuant to the Company's counterclaim.  No specific amounts are claimed in either the Statement of Claim or the Counterclaim.  The Plaintiffs have not delivered any evidence with respect to quantum.  In addition, the size of any damage award against the Company would be affected by results of work on the subject mineral properties between now and trial.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

A reconciliation is included in the unaudited financial statements at January 31, 2006 as Note 11.  There have been no changes in GAAP since the annual management discussion and analysis.